UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D

                              HouseRaising, Inc.

             -----------------------------------------------------
                              (Name  of Issuer)


                         Common Stock, $0.001 Par Value

             -----------------------------------------------------
                       (Title  of  Class  of Securities)


                                   44183W 106

                   ----------------------------------------------
                                (CUSIP  Number)


                             Harold H. Martin, Esq.
                         17111 Kenton Drive, Suite 204B
                            Cornelius, North Carolina
                                 (704) 894-9760

     ------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 August 31, 2004
                 ----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].




(1)   NAME  OF  REPORTING  PERSON
      I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

      Robert  V.  McLemore


(2)   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP       (a)   [  ]
     (See  Instructions)                                              (b)   [  ]


(3)   SEC  USE  ONLY


(4)   SOURCE  OF  FUNDS  (See  Instructions)
      PF,  OO


(5)   CHECK  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED  PURSUANT
      TO  ITEMS  2(d)  or  2(e)                                             [  ]


(6)   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

      United  States  of  America


          NUMBER OF             (7)   SOLE  VOTING  POWER

           SHARES                    10,820,000

         BENEFICIALLY           (8)   SHARED  VOTING  POWER

          OWNED BY                    6,704,040

           EACH                 (9)   SOLE  DISPOSITIVE  POWER

         REPORTING                    10,820,000

        PERSON WITH            (10)   SHARED  DISPOSITIVE  POWER

                                       6,704,040
(11)   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

       17,524,040


(12)   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES
       CERTAIN  SHARES  (See  Instructions)                                 [  ]


(13)   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
       49.17%


(14)   TYPE  OF  REPORTING  PERSON  (See  Instructions)

       IN,  OO




Item  1.  Security  and  Issuer

          This Schedule 13D (this "Statement") relates to the common stock, $0.001 par value per share, of HouseRaising, Inc., a North Carolina corporation ("HouseRaising" or the "Company"). The principal executive offices of the Company are located at 4801 E. Independence Blvd., Ste. 201, Charlotte, North Carolina, 28212.

Item  2.  Identity  and  Background.

       (a)  This  Statement  is  being  filed  by  Robert  V.  McLemore.

       (b) The business address of Robert V. McLemore is 4801 E. Independence Blvd., Ste. 202, Charlotte, North Carolina 28212.

       (c)-(e) Robert V. McLemore has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f)  Robert  V.  McLemore  is  a citizen of the United States of America.

Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration.

     Pursuant to the provisions of an Agreement and Plan of Merger dated February 19, 2004, between Technology Connections and HouseRaising, Inc., whereby HouseRaising, Inc. merged with and into Technology Connections, Inc., and Technology Connections, Inc. changed its name to HouseRaising, Inc., which merger was effective on August 31, 2004, 10,000,000 common shares and 366,452 preferred shares of HouseRaising, Inc. were issued to Robert V. McLemore. Pursuant to said agreement HouseRaising issued 6,704,040 common shares and 245,671 preferred shares to The Robert V. McLemore Revocable Trust in which Robert V. McLemore is beneficiary. The preferred shares are convertible at the option of the holder into ten (10) shares of common stock on the fifth anniversary of the date of issuance.

     Pursuant to a 2004 Non-Qualified Stock Compensation plan filed on a Form S-8 registration on September 27, 2004, whereby the Company reserved 3,000,000 shares of its $.001 par value common stock to be used to compensate key employees, advisors and consultants by issuing them shares of its capital stock or options to purchase shares of its capital stock in exchange for services rendered and to be rendered and thereby conserve the Company's cash resources, Robert V. McLemore was issued 1,000,000 common shares per this S-8 registration.

Item  4.  Purpose  of  the  Transaction.

     (a)-(j). This statement hereby reports Robert V. McLemore's beneficial ownership of 17,524,040 shares of Common Stock of the Company as of November 23, 2004.,

                Except as set forth above or in other Items of this Statement (which Items are incorporated hereby by reference), Robert V. McLemore does not have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of
Schedule  13D.

Item  5.  Interest  in  Securities  of  the  Issuer

          (a) Robert V. McLemore has sole voting and dispositive power with respect to 10,758,000 shares of the Company's common stock.

          (b) Robert V. McLemore has sole power to vote or direct the vote, and sole power to dispose or to direct the disposition with respect to 10,820,000 shares of the Company's common stock. Robert V. McLemore does have a shared power to vote or direct the vote, or shared power to dispose or to direct the disposition with respect to 6,704,040 shares of the Company's common stock by beneficiary ownership in the Robert V. McLemore Revocable Trust.

          (c) Robert V. McLemore has effected transactions in the Company's common stock during the past 60 days in the Over-The-Counter Bulletin Board through a transaction to sell 242,000 common shares of stock with a 120-day standstill agreement and through sixty-five transactions to purchase 62,000 shares of common stock of HouseRaising.

          (d) Robert V. McLemore has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 10,820,000 shares of HouseRaising's common stock beneficially owned by him. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     Robert V. McLemore has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 6,704,040 shares of HouseRaising's common stock beneficially owned by him as the beneficiary of the Robert V. McLemore Revocable Trust. The Trustee for the Robert V. McLemore Revocable Trust is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, said securities.


          (e)  Not  applicable.

Item  6.  Contracts,  Arrangements, Understandings or Relationships with Respect
to  Securities  of                   the  Issuer

           Other than an Employment Agreement with the Company, written in October 2004, and its current position of President of the Company, Robert V.
McLemore does not have any other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of HouseRaising, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item  7.  Material  to  be  filed  as  Exhibits.

     None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Name:  /s/  Robert  V.  McLemore

     _____________________________________________Dated:  November  23,  2004